Exhibit 12.1
Companhia de Bebidas das Américas — AmBev
Ratio of Earnings to Fixed Charges
     The following table sets forth AmBev’s ratios of earnings to fixed charges for each year in the five-year period ended December 31, 2007 and each of the nine-month periods ended September 30, 2008 and September 30, 2007. The ratio of earnings to fixed charges covers continuing operations measured under Brazilian Corporate Law, and for this purpose (a) earnings consist of income (loss) before income taxes plus fixed charges and (b) fixed charges consist of interest expense on all debt (including capitalized interest), amortization of defined financing costs and a percentage of rental expense deemed to be interest.

	For the nine months ended		Fiscal
	September 30,	September 30,
	2008	2007	2007	2006	2005	2004	2003
Ratio of earnings to fixed charges	5.9	6.1	5.7	7.0	5.8	4.1	4.2